

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

September 15, 2006

<u>via U.S. mail and facsimile</u>

Ku-Taek Lee
Chief Executive Officer
POSCO Center
892 Daechi-4dong
Kangnam-gu, Seoul, 135-777 Korea

      **RE:    POSCO**
             **Form 20-F for the Fiscal Year Ended December 31, 2005**
             **Filed June 12, 2006**
             **File No. 1-13368**

Dear Mr. Lee:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    Nili Shah
                    Accounting Branch Chief